UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: April 28, 2021	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
		Name:	Jose Humberto Acosta Martin.
		Title:	Vice President of Finance

April 28, 2021

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES SANCTION BY THE COLOMBIAN SUPERINTENDENCY OF FINANCE

Bancolombia S.A. (NYSE: CIB) announces that a fine of eight hundred million Colombian pesos (COP 800,000,000) (approximately USD[215,000]*) has been imposed on Bancolombia S.A. by the Colombian Superintendence of Finance (Superintendencia Financiera de Colombia) for alleged failure to comply with regulations regarding charges for failed transactions. Such charges were imposed on transactions carried out by customers of Bancolombia using ATMs that are not part of Bancolombia’s network and that failed for reasons beyond Bancolombia's control.

Bancolombia will appeal the decision.

* Market representative rate on April 28, 2021: USD 1 = COP 3,717.46

Contacts
Mauricio Rosillo	Jose Humberto	Carlos Daniel
Rojas	Acosta	Raad
Corporate VP	Financial VP	IR Director
Tel: (571)	Tel: (571)	Tel: (571)
4885675	4885934	4885371